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SEC FILE NUMBER
8-24767

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2023 (MM/DD/YY) AND ENDING 03/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gramercy Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3949 Old Post Road
(No. and Street)

Charlestown	RI	02813
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Roderick R. Scribner	401-364-7700	rod@gramercysecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael J. Alessandri, CPA, & Company, LLC
(Name – if individual, state last, first, and middle name)

14 Milliston Rd., PMB 130	Millis	MA	02054
(Address)	(City)	(State)	(Zip Code)

08/22/2023	7072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Roderick R. Scribner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gramercy Securities, Inc., as of 3/31, 24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

FREDERICK FRANCE III
Notary Public, State of Rhode Island
My Commission Expires Nov 27, 2027

Signature: 

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Gramercy Securities, Inc.
Financial Statements and Supplemental Schedules
March 31, 2024

Gramercy Securities, Inc.

Index

MICHAEL J. ALESSANDRI, CPA, & COMPANY, LLC

Report of Independent Registered Public Accounting Firm

To the Director and Shareholder of
Gramercy Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gramercy Securities, Inc. as of March 31, 2024, the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gramercy Securities, Inc., as of March 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gramercy Securities, Inc.'s management. Our responsibility is to express an opinion on Gramercy Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gramercy Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 (page 10), has been subjected to audit procedures performed in conjunction with the audit of Gramercy Securities, Inc.'s financial statements. The supplemental information is the responsibility of Gramercy Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole. Schedule II – Exemptive Provision under Rule 15C3-3 has been subjected to review procedures.

Michael J Alessandri, CPA + Company

We have served as Gramercy Securities, Inc's auditor since March 31, 2014.

Michael J. Alessandri, CPA & Company, LLC
May 17, 2024

14 Milliston Rd., PMB #130, Millis MA 02054 *** email MJACPALLC@Outlook.com

Gramercy Securities, Inc.
Statement of Financial
Position
March 31, 2024

Assets

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current assets:			
Cash	$ 37,851	$ -	$ 37,851
Accounts receivable	10,500	4,500	15,000
Prepaid expense	-	370	370
Prepaid corporate taxes	-	800	800
Total current assets	48,351	5,670	54,021
Property and equipment, net	-	-	-
Other assets:			
Deferred tax asset	-	5,125	5,125
Total assets	$ 48,351	$ 10,795	$ 59,146

Liabilities and Stockholder's Equity

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current liabilities:			
Accounts payable	$ 10,500	$ -	$ 10,500
Accrued expenses	9,780	-	9,780
Total current liabilities	20,280	-	20,280
Stockholder's equity:			
Common stock (200 shares authorized, no par, 10 shares issued and outstanding)	11,400	-	11,400
Additional paid-in-capital	53,014	-	53,014
Retained earnings (accumulated deficit)	(36,343)	10,795	(25,548)
Total stockholder's equity	28,071	10,795	38,866
Total liabilities and stockholder's equity	$ 48,351	$ 10,795	$ 59,146

Gramercy Securities, Inc.
Statement of Income
For the Year Ended March 31, 2024

Revenues:	
Commissions	$ 502,627
Expenses:	
Agent commissions	412,500
Auto expense	1,620
Bank charges	36
Communications	3,088
Contributions	100
Dues and subscriptions	689
Insurance and bond	1,582
Licenses, registrations and regulatory fees	11,076
Meals	433
Office expenses	1,586
Officer compensation	48,500
Payroll taxes	4,018
Postage and overnight delivery charges	669
Professional fees	16,310
Rent	5,323
Total expenses	507,530
Loss before corporate taxes	(4,903)
Corporate taxes	1,625
Net loss	$ (6,528)

Gramercy Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2024

	Common Stock		Additional Paid In Capital		Retained Earnings (Accumulated Deficit)		Total	
Balance, April 1, 2023	$	11,400	$	53,014	$	(19,020)	$	45,394
Net loss		-		-		(6,528)		(6,528)
Balance, March 31, 2024	$	11,400	$	53,014	$	(25,548)	$	38,866

Gramercy Securities, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2024

Cash flows from operating activities:		
Net loss	$	(6,528)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Increase (decrease) in cash from changes in assets and liabilities:		
Accounts receivable		16,301
Prepaid expenses		(361)
Accounts payable		(12,085)
Accrued expenses		(226)
Total adjustments		3,629
Net cash used in operating activities		(2,899)
Cash, beginning of the year		40,750
Cash, end of the year	$	37,851

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for income taxes	$	1,625

Gramercy Securities, Inc.
Notes to Financial Statements

1. Business Activity

The Company was organized as of October 29, 1979 in the State of New York as a registered broker dealer in securities. It is presently located in Charlestown, Rhode Island and has a branch office in Dana Point, California. In total there are five registered representatives.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Handling Customers' Funds

Customers' checks are made payable directly to the sponsors, escrow agents or other companies which clear the transactions ordered by the customer. The checks are promptly submitted to these firms no later than noon of the next business day following receipt and do not enter the accounts of the Company.

Accounts Receivable

Commissions receivable are recorded at the amount the Company expects to collect on balances outstanding at March 31, 2024. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that credit losses on balances outstanding at year-end will be immaterial. Accounts receivable balances at the beginning and end of the year were $31,301 and $15,000, respectively.

Revenue Recognition

The Company sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the date with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees by the fund upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Property and Equipment

Property and equipment are stated at cost and are depreciated on the straight-line method at rates based upon reasonable estimates of future lives. Additions, renewals, and betterments of property and equipment are capitalized, while repairs, maintenance, and minor renewals are expensed. The cost of property and equipment retired or sold, together with the related allowance for depreciation, is cleared from the books and any differences, less proceeds from sale, are charged or credited to income.

Depreciation of property and equipment is calculated over the estimated useful lives of the assets as follows:

	Years
Furniture and fixtures	5-7
Office equipment	5

For federal income tax purposes, depreciation is computed using accelerated methods.

Deferred Income Taxes

The Company has adopted U.S. GAAP relating to the accounting for income taxes. U.S. GAAP adopts a liability method that requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or tax returns. The deferred tax asset results from net operating losses that are available to offset future taxable income. In estimating future tax consequences, U.S. GAAP generally considers all expected future events other than enactments or changes in laws or rates.

Gramercy Securities, Inc.
Notes to Financial Statements

3. Property and Equipment

The following major classes are stated at cost at March 31, 2024:

Furniture and fixtures	$1,796
Office equipment	1,784
	3,580
Less accumulated depreciation	3,580
	$ —

4. Corporate Taxes

The Company was not liable for any federal income taxes due to the use of the net operating loss carryforward. For state purposes, the Company was liable for minimum state tax fees totaling $1,200.

At March 31, 2024 the deferred tax asset consisted of the tax effects of the temporary difference of net operating loss carryforwards.

The components of the deferred tax asset included the following at March 31, 2024:

Deferred:	
Federal, net of valuation allowance of $16,875	$3,825
State	1,300
	$5,125

It is at least reasonably possible that the estimates used by management will change in the near term. The Company has the following net operating loss carryforwards available in future years to offset taxable income:

Year Ended	Amount	Expiration Date
March 31, 2014	$57,656	March 31, 2034
March 31, 2016	6,247	March 31, 2036
March 31, 2020	179	March 31, 2040
March 31, 2021	20,032	March 31, 2041
March 31, 2022	5,501	March 31, 2042
March 31, 2024	6,212	March 31, 2044
	$95,827	

Income tax returns for the year 2020 and prior are no longer subject to examination by tax jurisdictions.

5. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker and dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1(a)(2)(vi)), which requires that the Company maintain at minimum a net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At March 31, 2024, the Company had a net capital of $28,071, which was $23,071 in excess of its required minimum net capital. At March 31, 2024, the Company's percentage of aggregate indebtedness to net capital was 72.25%.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 because the Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

6. Concentration of Credit Risk

The Company maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's checking account may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business.

7. Subsequent Events

The Company has evaluated subsequent events through May 17, 2024, which is the date the financial statements were issued.

Gramercy Securities, Inc.
Schedule I
Computation of Net Capital Under
Rule 15c3-1 of the Securities and
Exchange Commission Act of 1934
March 31, 2024

Net Capital:		
Stockholder's equity qualified for net capital		$ 38,866
Deductions for non-allowable assets:		
Accounts receivable	4,500	
Prepaid expense	370	
Prepaid corporate tax	800	
Deferred tax asset	5,125	
		10,795
Net capital before haircuts on securities positions		28,071
Less: haircuts on securities		-
Net capital		28,071
Net capital requirement		5,000
Excess net capital		$ 23,071
Aggregate indebtedness:		
Liabilities		$ 20,280
Ratio of aggregate indebtedness to net capital		72.25%

MICHAEL J. ALESSANDRI, CPA & COMPANY, LLC

Review Report of Independent Registered Public Accounting Firm - (Not Claiming an Exemption Not Provided in Rule 15c3-3)

To: Director & Stockholder of
Gramercy Securities, Inc.

We have reviewed management's statement, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Gramercy Securities, Inc. did not claim an exemption paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) Gramercy Securities, Inc. is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to:

a. Broker selling tax shelters or limited partnerships in primary distributions and in the secondary market; and
b. Private placement of securities, including oil and gas; and
c. Mutual Fund retailer (other than wire order basis)

In addition, Gramercy Securities, Inc. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended March 31, 2024, without exception. Gramercy Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gramercy Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon Gramercy Securities, Inc.'s business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 §240.17a-5, and related SEC Staff Frequently Asked Questions.

Michael J Alessandri, CPA & Co.

We have served as Gramercy Securities, Inc.'s auditor since March 31, 2024.

Michael J. Alessandri, CPA & Company, LLC
May 17, 2024

14 Milliston Road, PMB #130, Millis, MA 02054 ***Email: MJACPALLC@Outlook.com

Gramercy Securities, Inc.

3949 Old Post RD
P.O. Box 1059
Charlestown, RI 02813
Member: FINRA/SIPC
P 401-364-7700 F 401-364-2228

5/6/24

Gramercy Securities, Inc. (the "Company") is a registered broker-dealer subject to certain rules promulgated by the Securities and Exchange Commission.

To the best of my knowledge and belief, the Company states the following:

The Company will not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

Gramercy Securities, Inc.



By: Roderick R. Scribner, President